UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 Amendment No. 1


                   Under the Securities Exchange Act of 1934


                                   30DC, Inc.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 per share
                       ----------------------------------
                         (Title of Class of Securities)

                                   88430R 105
                       ----------------------------------
                                 (CUSIP Number)

                                 FILING JOINTLY:

                                    DAN RAINE
                               RAINE VENTURES, LLC
                           28 CHESWOLD BOULEVARD, #1C
                                NEWARK, DE 19713

                                 WITH COPIES TO:
                            MICHAEL A. LITTMAN, ESQ.
                                7609 RALSTON ROAD
                                ARVADA, CO 80002
                                 (303) 422-8127
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2012
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   88430R 105
            ----------


1         NAMES OF REPORTING PERSONS:

          Dan Raine. Mr. Raine is a Managing Member and beneficiary of Raine Ventures, LLC.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

          (a)   |_|
          (b)   |_|

3         SEC USE ONLY:


4         SOURCE OF FUNDS (SEE INSTRUCTIONS):

          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

          |-|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:

          United Kingdom

NUMBER OF SHARES   7         SOLE VOTING POWER:
BENEFICIALLY OWNED
BY EACH REPORTING            0
PERSON WITH
                   8         SHARED VOTING POWER:

                             10,560,000

                   9         SOLE DISPOSITIVE POWER:

                             0

                   10        SHARED DISPOSITIVE POWER:

                             10,560,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          10,560,000 as a beneficiary of Raine Ventures, LLC

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

          |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          12.15% as a beneficiary of Raine Ventures, LLC

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          IN

CUSIP No.   88430R 105
            ----------


1         NAMES OF REPORTING PERSONS:

          Raine Ventures, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

          (a)   |_|
          (b)   |_|

3         SEC USE ONLY:


4         SOURCE OF FUNDS (SEE INSTRUCTIONS):

          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

          |-|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States

NUMBER OF SHARES   7         SOLE VOTING POWER:
BENEFICIALLY OWNED
BY EACH REPORTING            10,560,000
PERSON WITH
                   8         SHARED VOTING POWER:

                             0

                   9         SOLE DISPOSITIVE POWER:

                             10,560,000

                   10        SHARED DISPOSITIVE POWER:

                             0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          10,560,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

          |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          12.15%

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          OO

                                 EXPLANATORY NOTE:

The Reporting Persons are filing this Amendment No. 1 to their Schedule 13D previously filed with the United States Securities and Exchange Commission on December 22, 2010 to reflect a percentage decrease in the Reporting Persons' beneficial ownership of the issued and outstanding shares of common stock of the Issuer. The decrease was a result of the Acquisition Agreement by and between 30DC, Inc. and Netbloo Media, Ltd. 30DC, Inc. issued 13,487,363 shares of its restricted common stock to Netbloo Media, Ltd. in exchange for certain assets held by Netbloo representing 50% of the MagCast Publishing Platform joint venture and Market ProMax. As a result of the issuance, Netbloo Media, Ltd. holds approximately 15.51% of the issued and outstanding common stock of 30DC, Inc. As a result of the issuance of shares, 30DC, Inc.'s ownership among its officers, directors and known greater than 5% shareholders changed. Mr. Raine is a beneficiary of the Raine Ventures, LLC. As such, Mr. Raine is the beneficial owner of the shares held by Raine Ventures, LLC. As such, Mr. Raine beneficially owns the shares of the Issuer's common stock held by Raine Ventures, LLC.

ITEM 1. SECURITY AND ISSUER
---------------------------

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC, Inc., a Maryland corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a) NAME: This statement is filed by Dan Raine and Raine Ventures, LLC. Mr. Raine is the beneficial owner of the shares held by Raine Ventures, LLC.

(b) BUSINESS ADDRESS OF BOTH MR. RAINE AND RAINE VENTURES, LLC: c/o Raine Ventures, LLC, 28 Cheswold Boulevard, #1C, Newark, DE 19713

(c) EMPLOYMENT INFORMATION: Mr. Raine has served as Vice President of Business Development of 30 DC, Inc, since July 2009. In 2006, he developed the concept of the Immediate Edge of which he was owner and operator and which launched its subscription service in January 2007. Mr. Raine operated the Immediate Edge from 2007 until its acquisition by 30DC in July 2009 at which time he started his current position with 30DC. Mr. Raine is a Managing Member and equity owner of Raine Ventures, LLC.

(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Dan Raine is a citizen of the United Kingdom. Raine Ventures, LLC is a limited liability company formed in Delaware in the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

None

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

The decrease was a result of the Acquisition Agreement by and between 30DC, Inc. and Netbloo Media, Ltd. 30DC, Inc. issued 13,487,363 shares of its restricted common stock to Netbloo Media, Ltd. in exchange for certain assets held by Netbloo representing 50% of the MagCast Publishing Platform joint venture and Market ProMax. As a result of the issuance, Netbloo Media, Ltd. holds approximately 15.51% of the issued and outstanding common stock of 30DC, Inc. As a result of the issuance of shares, 30DC, Inc.'s ownership among its officers, directors and known greater than 5% shareholders changed.

Mr. Raine is the Vice President of Business Development of the Issuer. In addition, Mr. Raine is a Managing Member and beneficiary of Raine Ventures, LLC.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) Aggregate number and percentage of the class of securities beneficially owned:

     Dan Raine beneficially owns 0 shares of Issuer's common stock, representing approximately 0% of the issued and outstanding common stock of the Issuer, based on 86,931,169 shares of common stock of the Issuer as of date of this
     Schedule 13D/ Amendment No. 1. Mr. Raine holds 0 shares directly and 10,560,000 shares beneficially through Raine Ventures, LLC.

     Raine Ventures, LLC beneficially owns 10,560,000 shares of Issuer's common stock, representing approximately 12.15% of the issued and outstanding common stock of the Issuer, based on 86,931,169 shares of common stock of the Issuer as of date of this Schedule 13D/ Amendment No. 1.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

     For information regarding the number of shares of 30DC, Inc.'s common stock to which Raine Ventures, LLC (which Mr. Raine is a beneficial owner) and Mr. Raine holds or may be deemed to hold, reference is made to items (7) -
     (12) of the cover page for this statement on Schedule 13D.

(c)  Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

See Item 4 above which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

10.1 Statement  of Dan raine and Raine  Ventures,  LLC as to the joint filing of
     Schedule 13D/Amendment No. 1, dated January 14, 2013.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 14, 2013       /s/ Dan Raine
                             ---------------------------------------------------
                             Dan Raine




                             RAINE VENTURES, LLC


Date: January 14, 2013       By:  /s/ Dan Raine
                                  ----------------------------------------------
                                  Dan Raine, Managing Member